PRG-SCHULTZ INTERNATIONAL, INC ANNOUNCES COMMENCEMENT OF
EXCHANGE OFFER FOR $125 MILLION CONVERTIBLE NOTES
Company Also Secures Commitment for $45 Million of New Financing Subject to Successful
Completion of the Exchange Offer
ATLANTA, Feb 1, 2006 (BUSINESS WIRE) — PRG-Schultz International, Inc. (Nasdaq: PRGX) announced today that it has commenced an exchange offer for its outstanding 4.75% Convertible Subordinated Notes due 2006 in conjunction with the company’s previously announced comprehensive financial restructuring of its capital structure. The company is offering to exchange the $125 million of Convertible Notes for approximately $125 million of new securities consisting of $50 million of new 11% senior notes due 2011 (together with an additional principal amount equal to accrued and unpaid interest on the Convertible Notes through the date of consummation of the exchange offer), $60 million of new 10% senior convertible notes due 2011, and new series A convertible participating preferred stock having an aggregate liquidation preference of $15 million. Holders of approximately 54.6% of the outstanding Convertible Notes have committed to tender their Convertible Notes in the exchange offer and to otherwise support the restructuring.
Under the terms of the exchange offer, the company will issue in exchange for each $1,000 in principal amount of Convertible Notes properly tendered and accepted for exchange (i) $400 principal amount of new 11% senior notes due 2011 (together with an additional principal amount equal to accrued and unpaid interest due on the tendered Convertible Notes to the closing date of the exchange offer), (ii) $480 principal amount of new 10% senior convertible notes due 2011 and (iii) one share, $120 liquidation preference, of the new series A convertible participating preferred. The new senior convertible notes and new series A convertible preferred stock will, under certain circumstances, be convertible into our common stock at the election of the holder.
The exchange offer will expire at 5:00 p.m., New York City time, on Thursday, March 2, 2006, unless extended by the company. The exchange offer is subject to a 99% minimum acceptance level of the Convertible Notes in the exchange offer, the refinancing of the company’s existing senior secured credit facility and bridge loan, and certain other conditions. The company reserves the right to waive any condition, but it also has the right to terminate the exchange offer if any condition is not satisfied.
The company also announced that it has secured a financing commitment from Ableco Finance LLC to provide a new $45 million senior secured credit facility that will be used to refinance the company’s existing senior secured credit facility and $10 bridge loan and to fund the company’s general working capital needs. The new credit facility will consist of a $25 million term loan and a $20 million revolving credit facility, availability under which will be determined under an agreed borrowing base formula. Funding of the new credit facility is subject to a number of conditions, including the successful consummation of the exchange offer.
Immediately after completion of the restructuring, existing common shareholders will own approximately 54.1% of the equity of the company (without giving effect to conversion of the new senior convertible notes and the new management incentive plan to be implemented in connection with the restructuring). If all of the new senior convertible notes offered were converted into common stock following completion of the restructuring, existing common shareholders would own approximately 30% of the equity of the company (27% after dilution for the new management incentive plan, assuming that all of the shares reserved under the plan are granted and vested).
An offering circular and a related letter of transmittal are being distributed to holders of the Convertible Notes today in which the terms of the exchange offer are described in detail.
About PRG-Schultz International, Inc.
Headquartered in Atlanta, PRG-Schultz International, Inc. is the world’s leading profit improvement firm, providing clients throughout the world with insightful value to optimize and expertly manage their business transactions. Using proprietary software and expert audit methodologies, PRG-Schultz industry specialists review client purchases and payment information to identify and recover overpayments.
THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED TO SERVE AS A SOLICITATION TO PURCHASE SECURITIES. ANY SOLICITATION TO PURCHASE SECURITIES WILL BE MADE ONLY PURSUANT TO AN OFFERING CIRCULAR AND LETTER OF TRANSMITTAL, WHICH THE COMPANY EXPECTS TO MAIL TO NOTEHOLDERS AND FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (“COMMISSION”) ON OR ABOUT FEBRUARY 1, 2006. BEFORE TENDERING CONVERTIBLE NOTES, NOTEHOLDERS SHOULD READ THESE DOCUMENTS CAREFULLY AS THEY WILL CONTAIN IMPORTANT INFORMATION. NOTEHOLDERS WILL ALSO BE ABLE TO OBTAIN COPIES OF THESE AND OTHER DOCUMENTS FILED WITH THE COMMISSION IN CONNECTION WITH THE TENDER OFFER FOR FREE AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV AND FROM THE COMPANY.
SOURCE: PRG-Schultz International, Inc.
For further information contact:

James E. Moylan, Jr. at (770) 779-3900.

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